CERTIFICATION OF
                             CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Richardson, Chief Financial Officer of DynaMotive Energy Systems Corporation (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i) the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)              the   information   contained  in  the  Annual  Report  fairly
                  presents, in all material respects, the financial condition and results of operations of the Company.




                    By: /s/ Brian Richardson
                    -----------------------------------------------
                    Name:   Brian Richardson
                    Title:  Chief Financial Officer

Date:               May 17, 2004



This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This  certification  accompanies  this  Annual  Report on Form 20-F  pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.